FAR EAST WIND POWER CORP.
WANGZUO CENTER, WEST TOWER, SUITE 1608
GUANGHUA ROAD, CHAOYANG DISTRICT
BEIJING, CHINA 100020

May 9, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Donald Delaney

Re:      Far East Wind Power Corp.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed October 18, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 23, 2010
File No. 333-153472

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated January 25, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended June 30, 2010 (“2010 Form 10-K”) and the Form 10-Q for the fiscal quarter ended September 30, 2010 (the “September 2010 10-Q”) of Far East Wind Power Corp. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for Fiscal Year Ended June 30, 2010

Business, page 4

Corporate Overview, page 4

We note that you conduct substantially all of your operations in the People’s Republic of China. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

1.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response
The Company completes monthly bank reconciliations to ensure cash is appropriately accounted for, bank cutoffs are appropriate, records liabilities when they are incurred by the Company’s executives, employees or consultants, completes a search for unrecorded liabilities on a quarterly basis, and reviews all board of director minutes, contracts with consultants and common stock ledgers provided by the Company’s transfer agent for equity transactions. Inquiries of management, employees, vendors and consultants are also made on a quarterly basis to ensure no unrecorded liabilities are unaccounted for as of each quarterly reporting period.

Securities and Exchange Commission

May 9, 2011

2.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response
The Company maintains its books and records under U.S. GAAP.

What is the background of the people Involved in your financial reporting?

3.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role be or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response
a)
The Company’s former Chief Financial Officer resigned on January 6, 2011. This individual was responsible for preparing the Company’s financial statements and evaluating and implementing sound internal control policies. Subsequent to his resignation, the Company’s director, Marcus Laun, is responsible for these tasks.

b)
The Company’s former Chief Financial Officer received a B.S. in Accountancy from Bentley University in 1999, was trained in U.S. GAAP and as an external auditor by Ernst & Young LLP, has served as the Chief Financial Officer of numerous publicly-traded companies in the U.S. listed on the NASDAQ, NYSE Amex and OTCBB, and has 6 years of experience in a variety of accounting roles serving mostly as an executive, in the People’s Republic of China (the “PRC”) since 2004. Marcus Laun s currently a financial consultant for micro- and small-cap ventures. From 2004 through 2008, Mr. Laun held various senior positions at Knight Capital Group. From 2000-2004, Mr. Laun was founder and chief executive officer of Hype (USA) Inc. which controlled the exclusive rights to HYPE Energy Drink in North America. Prior to this, Mr. Laun was a vice president of corporate finance at Brean Murray & Co., Inc. and a research analyst at Greenwich High Yield LLC and Mendham Capital Group LLC. Mr. Laun received a Masters in Business Administration degree from Columbia Business School and received a Bachelor of Science degree from Cornell University. Mr. Laun has had minimal training in U.S. GAAP and is not currently considering further education in the accounting field.

c)
Mr. Laun does not receive a cash salary but serves as a significant and active member of the Company’s Board of Directors. Mr. Laun was granted a stock option to purchase 2.5 million shares of the Company’s common stock at $0.26 per share and was granted a restricted common stock award for 1.0 million shares of the Company’s common stock that shall only be earned and saleable if the Company completes capital raises of at least $50 million and meets certain other guidelines.

d)	Mr. Laun does not hold a professional designation such as a CPA or CMA.
e)
Mr. Laun has minimal experience preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and with regard to evaluating the effectiveness of internal control over financial reporting.

Securities and Exchange Commission

May 9, 2011

4.	If you retain an accounting firm or other organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the set-vices for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for yon; and
e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response
The Company does not utilize an accounting firm or other similar organization to prepare its financial statements.

5.
If you retain individuals who are not your employees and. are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response
The Company does not retain other individuals to provide accounting services on behalf of the Company, in any way.

What is your audit committee’s financial expertise?

6.
We note your Board of Directors acts as your Audit Committee, and you do not have an audit committee financial expert (page 51).  Please describe the extent of the audit committee's U.S. GAAP knowledge and internal controls over financial reporting.

Response
The Company’s audit committee does not have any individuals who have significant experience with U.S. GAAP or internal control over financial reporting.

Securities and Exchange Commission

May 9, 2011

Report of Independent Registered Public Accounting Firm, page F-1

7.
We note your financial statements were audited by Michael T. Studer, CPA P.C., Freeport, NY.  However we note n your website you currently indicate your auditor is Weaver & Martin, CPAs, Kansas City, MO.  If you have changed accountants since your last audit was performed, please file a Form 8-K and comply with Item 304 of Regulation S-K.  If you not changed auditors, please clarify for us why this apparent inconsistency has occurred.

Response
The Company has not changed its auditor since filing its June 30, 2010 Form 10-K. The Company will update and revise its website to correct this error.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements, page F-1

8.	In future filings, please label all interim information presented in each of your primary condensed financial statements as being “unaudited.”

Response
The Company will ensure future issuances of its interim financial statements clarify that its interim financial statements are unaudited.

We hereby acknowledge the following:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments and/or questions, please contact the undersigned at (011) 86 18621363580.

Very truly yours,

By:	/s/ Xiaobu Liu
Xiaobu Liu
Chief Executive Officer